Exhibit 99.1

Fury Gold Mines Limited Now Launched
Auryn Reorganization and Acquisition of Eastmain Completed

Vancouver & Toronto, Canada – October 9, 2020 – Fury Gold Mines Limited (TSX:FURY, NYSE American:FURY)(“Fury Gold” or the “Company”) is pleased to announce completion of the previously announced transaction resulting in Auryn Resources Inc. (TSX:AUG and NYSE American: AUG) acquiring Eastmain Resources Inc. (TSX:ER)(“Eastmain”) and forming Fury Gold. Prior to the merger, Auryn spun out its Peruvian assets into two new companies (the “Spincos”) and distributed the shares to Auryn shareholders. Fury Gold has also now received the net proceeds of the previously completed C$23 million subscription receipt financing, which was conditional on the completion of the Fury Gold transaction. Shares of Fury Gold are expected to commence trading on the NYSE American on Monday, October 12, 2020 and on the Toronto Stock Exchange on Tuesday, October 13, 2020 (due to the Canadian Thanksgiving holiday). Shares of Auryn will continue to trade until close of market on October 9, 2020. So long as Auryn shares continue to be traded on the TSX under the AUG symbol, a purchaser will be entitled to receive SpinCo shares on settlement of the trade and a seller of AUG will not retain any entitlement to SpinCo shares.

A Message from Ivan Bebek, Chair:

“We would like to thank the shareholders and many people and firms that made the creation of Fury possible. We are very excited about the ambitious growth plans for the Company and are pleased with the level of shareholder support for the transaction and for the board of Fury Gold, which was demonstrated at our recent annual meeting. We are pleased to reconfirm Mike Timmins as CEO and director of Fury Gold and to welcome our other highly qualified new members to the Fury Gold board.”

A Message from Mike Timmins, President & CEO:

“On behalf of Fury Gold, I would like to thank the investors who had the conviction and foresight to participate in our September subscription receipt financing, which supported the launch of the Company. It’s a pleasure to officially welcome Eastmain shareholders to Fury Gold as we reposition them to participate in the considerable growth and discovery potential we see in the Company’s Canadian gold assets. I would also like to welcome David Rivard to the technical team, he will play an important role in the planning and execution of our exploration plans as the Exploration Manager for Canada.

“I look forward to the upcoming drill program at Eau Claire in Quebec, engaging with our surrounding communities and staying connected with our shareholders as we plan to ‘unleash the fury’ and embark on the next leg of significant value creation.”

Eau Claire Drilling and Corporate Updates:

A 50,000-meter drill contract has been awarded to Groupe Roullier, which is planned to start in early November. In the coming weeks, Fury Gold also plans to provide a drill targeting update based on the work completed over the summer, prior to the start of the drill program.

In addition, Fury Gold is pleased to add Saga Williams to the board of directors of the Company. Ms. Williams, LLB has worked in Indigenous communities for over 20 years in government and corporate roles in the capacity of legal counsel, negotiations and governance, and as a strategic advisor. Ms. Williams has been on negotiation teams that have successfully settled over $1 billion in agreements and has worked on Indigenous community engagement and negotiations to support national energy and mining projects. Ms. Williams teaches at Osgoode Hall Law School as an Adjunct Professor and supports student led negotiations focusing on consultation, Indigenous rights and reconciliation. Over the last 25 years, she has also held many non-profit board positions. Ms. Williams is Anishinaabe, a member of Curve Lake First Nation and is currently an elected official for her community.

Fury Gold is also pleased to add David Rivard to the technical team as Exploration Manager for Canada. Mr. Rivard is an exploration geologist with over 20 years of mineral exploration experience, mostly in Archean terrain. Mr. Rivard was previously a Senior Exploration geologist with Newmont Corporation and was responsible for overseeing exploration on Newmont’s Quebec-based assets, including the Eleonore mine region. From 2013 to 2017 he was the regional geologist for Eastmain and is therefore already familiar with several of Fury’s James Bay gold projects. Mr. Rivard was also Vice-President of Exploration for Beaufield Resources between 2007 and 2013. Mr. Rivard holds a Bachelor of Science Degree in Geology from the University of Quebec in Montreal and is a professional geologist registered with the Ordre des Geologues du Quebec. He was part of the exploration team responsible for the discovery of the Eleonore Gold Deposit, Discovery of the year by AEMQ (Quebec Mineral Exploration Association) in 2004. He was also part of the geological team awarded Discovery of the year by AEMQ in 2015 for the Eau Claire Gold Deposit.

Eastmain’s former CFO, Joe Fazzini, will not be continuing with Fury Gold as CFO, however, he will continue to work with the Company as a consultant through this important planned integration phase. Auryn’s Interim CFO, Elizabeth Senez, will continue with Fury Gold as interim CFO.

Former Auryn shareholders seeking information about the Peruvian SpinCos can visit their temporary websites at www.sombreroresources.com and www.tieronemetals.com.

ON BEHALF OF THE BOARD OF DIRECTORS OF FURY GOLD MINES LIMITED

Mike Timmins

President, CEO & Director

For further information on Fury Gold Mines Ltd., please contact Natasha Frakes, Manager of Corporate Communications at (778) 729-0600, info@furygoldmines.com or visit www.furygoldmines.com.

About Fury

Fury Gold Mines Limited is a Canadian-focused exploration and development company positioned in three prolific mining regions across the country. Led by a management team and board of directors with proven success in financing and developing mining assets, Fury Gold will aggressively grow and advance its multi-million-ounce gold platform through project development and potential new discoveries. Fury Gold is committed to upholding the highest industry standards for corporate governance, environmental stewardship, community engagement and sustainable mining.

Forward Looking Information and Additional Cautionary Language

This release includes certain statements that may be deemed “forward-looking statements”. Forward looking information is information that includes implied future performance and/or forecast information including information relating to the growth plans and future results of Fury Gold and the spin-out companies, and the timing and results of the drill program at Eau Claire. These statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the Company to be materially different (either positively or negatively) from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers should refer to the risks discussed in the Company’s Annual Information Form and MD&A for the year ended December 31, 2019 and subsequent continuous disclosure filings with the Canadian Securities Administrators available at www.sedar.com and the Company’s registration statement on Form 40-F filed with the United States Securities and Exchange Commission and available at www.sec.gov.

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.